Exhibit 99.1

FCA to Announce 2015 Full Year and Fourth Quarter Results on January 27

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the full year and fourth quarter of 2015 will be released on Wednesday, January 27, 2016.
A live audio webcast of the 2015 full year results conference call will begin at 3:30 p.m. GMT / 4:30 p.m. CET / 10:30 a.m. EST on Wednesday, January 27.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 19 January 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com